Vail Resorts, Inc.
390 Interlocken Crescent,
Suite 1000
Broomfield, CO 80021

April 4, 2007

Mr. Michael Fay
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:    Vail Resorts, Inc.
File No. 001-09614
Form 10-K: For the Fiscal Year Ended July 31, 2006

Dear Mr. Fay:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated March 22, 2007, regarding the Annual Report on Form 10-K filed by Vail Resorts, Inc. (the “Company”) for the fiscal year ended July 31, 2006 (the “Form 10-K”). For your convenience, we have listed our responses in the same order as the comments were presented and have repeated each comment prior to the response.

Form 10-K: For the Fiscal Year Ended July 31, 2006

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations

Comment 1: We note that you have reported the aggregate gains and losses associated with the sale of certain resort properties as non-operating gains and losses in your consolidated statements of operations for the periods ended July 31, 2006 and July 31, 2005. However, it would appear that the gains or losses attributed to the property disposals should be treated analogous to gains or losses incurred upon the disposal of an asset group. As such, please tell us why you believe it is appropriate to include the gains and losses recognized upon the disposal of your resort properties in the non-operating income/expense section of your statement of operations, rather than in “Income from operations.” Alternatively, please reflect the gains and losses from the sale of your resort properties in “Income from operations.” Refer to paragraph 45 of SFAS No. 144 for further guidance.

Response 1: In arriving at our conclusions regarding the classification of gains and losses associated with the sale of certain resort properties, which conclusions were formed concurrent with each of the respective transactions, the Company considered the guidance within SFAS 144, including paragraph 45, and believes the classification of gains and losses associated with its sale of certain resort properties as non-operating is appropriate. The gains and losses associated with the sale of certain resort properties related to the sale of the Vail Marriott Mountain Resort & Spa (“Marriott”) and The Lodge at Rancho Mirage (“Rancho Mirage”), as well as the Company’s sale of its minority equity interest in Bachelor Gulch Resort, LLC (“BG Resort”), the entity that owns The Ritz-Carlton Bachelor Gulch, in the year ended July 31, 2005, and the sale of the Snake River Lodge & Spa (“SRL&S”) in the year ended July 31, 2006. The Company believes paragraph 45 of SFAS No. 144 dictates presentation requirements if a disposal group is not considered a component of an entity and therefore does not address the presentation requirements of a disposal group if the disposal group is considered a component of an entity, unless the component of an entity qualifies for discontinued operations. The disposition of the Marriott, Rancho Mirage and SRL&S were considered components of an entity due to their clearly distinguishable operations and cash flows both from an operational and financial reporting perspective (discrete financial information was available for each entity); additionally, these resort properties did not qualify for discontinued operations treatment due to the Company’s continuing involvement associated with ongoing management contracts, which were contemplated in conjunction with the sale of businesses and commenced with the closing of each sale. With regards to the BG Resort ownership interest, it was accounted for under the equity method, and therefore did not qualify for discontinued operations treatment. Consequently, paragraph 45 of SFAS 144 does not address the presentation requirements for any of the above mentioned transactions.

Additionally, in evaluating the appropriate classification within the Consolidated Statement of Operations for the sale of these businesses, the Company believes there is a distinction between a sale of a business and the disposal of assets. The Company considers the sale of a business to be a non-operating activity as the Company is not in the business of buying and selling businesses, as opposed to asset disposals which are of a recurring nature and as such are recorded as a component of “Income from Operations.” Consequently, the Company believes that its classification of “gain (loss) on sale of businesses, net” as non-operating and its disclosure within its Consolidated Statements of Operations and in its notes to consolidated financial statements in its Form 10-K is in conformance with Rule S-X 5-03.6.

Absent clear authoritative guidance on the issue of presentation, as well as the Company’s belief that there is a clear distinction between asset disposals and the sale of these businesses, and given that the Company has separately disclosed these transactions in the Consolidated Statements of Operations in its Form 10-K under the caption “gain (loss) on sale of businesses, net,” the Company believes that the presentation and disclosures in its Form 10-K are appropriate and fully transparent to a user (or reader) of its consolidated financial statements. Additionally, the footnotes to the consolidated financial statements included in the Form 10-K clearly state the amount of each gain or loss and that such gain or loss was included as a component of “gain (loss) on sale of businesses, net” in the Consolidated Statements of Operations.

Consolidated Statements of Cash Flows

Comment 2: We note that you report cash used for “Investments in real estate” as an investing activity in your statement of cash flows. However, the basis for your classification of the cash used for real estate development is not clear. In this regard, we note that your company actively participates in real estate development as a part of its operations, as evidenced by your real estate segment. Furthermore, it appears that you may report certain cash inflows associated with your real estate development activities, such as cash payments received and accounted for under the “deposit method” (i.e., deferred real estate credits) and “non-cash cost of real estate sales,” in the operating activities section of your cash flow statement. Given the aforementioned factors, please tell us why you believe it is appropriate to classify cash outflows related to investments in real estate as investing activities. As a part of your response, tell us what consideration you have given to the guidance outlined in paragraph 25 of SFAS No. 102.

Response 2: In the preparation of the Company’s consolidated financial statements management did consider paragraph 25 of SFAS 102 and the nature of its “Investments in real estate” and whether to disclose the investments as inventory (an operating activity) versus a productive asset (an investing activity). For “Investments in real estate” reflected in the Company’s Consolidated Statements of Cash Flows disclosed in its Form 10-K, management concluded that the more predominant source of future cash flows from these investments will be derived from its mountain and lodging operations (combined referred to as “resort”). This conclusion is supported by (1) the Company’s real estate investments are all proximate to its resort operations, (2) all real estate investment decisions are made with significant consideration given to the long-term benefits to be realized by its resort operations including the construction of significant resort depreciable assets (i.e. hotels, private clubs, commercial space and skier services facilities), (3) all real estate investment decisions are made to create growth in our destination guest visitation and the creation of significant cash flows through additional visitation to our resorts resulting in higher lift revenues, ski school revenues, lodging revenues, private club initiation fees and recurring revenues, golf green fees and other ancillary revenues such as retail/rental and food and beverage. Therefore, the Company’s investments in real estate are not solely for the purpose of acquiring, subdividing, improving and actively marketing for sale its investments similar to the primary activities of a traditional real estate developer. This is evidenced by the fact that the vast majority of the Company’s real estate land acquisitions currently held were acquired ten or more years ago and all are within or proximate to its resorts (therefore the Company is not in the business of acquiring, developing and selling real estate over a relatively short time period which is the typical real estate development model). Additionally, as stated in the “Business” section of the Company’s Form 10-K, these holdings and development activities benefit the Company’s resort operations through (1) the creation of additional resort lodging which is available to guests, (2) the ability to control the architectural themes of the Company’s resorts, (3) the creation of unique facilities and venues (primarily restaurant, retail and private club operations) which provide the Company with the opportunity to create new sources of recurring revenue, and (4) the expansion of the Company’s property management and commercial leasing operations.

Consequently, the Company’s investment decisions with regards to the acquisition and development of its real estate holdings are driven by the long-term benefits to be realized by its resort operations and, as such, are considered primarily an investment in productive assets. For example, the Company’s largest development project currently under construction is the Arrabelle at Vail Square and it is estimated that the cash flow to be generated from this project to its resort operations will exceed the cash flow from its real estate sales. The decision to treat real estate investments primarily as productive assets and thus classifying its investments within its Consolidated Balance Sheets as a long-term asset is consistent with the presentation within its Consolidated Statements of Cash Flows in its Form 10-K as an investing activity, as well as, its treatment of “non-cash cost of real estate sales” as a component of operating activities as this represents cash expenditures that primarily occurred in previous years similar to other investing activities that impact net cash provided by operating activities such as depreciation.

The Company believes that its treatment of cash outflows related to its investments in real estate within its Consolidated Statements of Cash Flows as an investing activity is consistent with paragraph 25 of SFAS No. 102 as (1) the Company’s real estate investments are all within or proximate to its resort operations and those investment decisions are primarily driven by the potential benefits to be realized by its resort operations, (2) real estate is not acquired solely for resale and as such has not been classified as inventory but conversely classified as a long-term asset, (3) although the Company’s real estate development activity includes a component that is sold in the form of condominiums or town homes, a significant component of its development activity includes the development of productive assets including hotels, private clubs, commercial space (that the Company will lease or use internally), and amenities (i.e. parking, skier services facilities, ice rinks, etc.) that will be capitalized as a resort depreciable asset upon completion of the project, (4) since all of the Company’s real estate activity is proximate to its resorts, the cash flow generated by its resort operations as a result of its real estate investments is expected to exceed the cash flow generated from its real estate sales, and (5) as noted in paragraph 25 of SFAS 102, SFAS 95 does provide flexibility for the appropriate classification of cash outflows for assets that generally are productive assets but in certain cases may be inventory, thus significant judgment may be used in determining the classification. Additionally, SFAS 95 acknowledges that the three classifications of cash flows are not mutually exclusive and there will be items at the margin and that the nature of the activity that is likely to produce the predominant source of cash flow should be considered in determining classification.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

General

Comment 3: You state in the “Business” section of your Form 10-K that you offer innovative frequent guest programs. Please tell us and revise your significant accounting policies to disclose your accounting policy for volume-based sales incentive programs.

Response 3: As part of our recurring evaluation of significant accounting policies, the Company considered the accounting for volume-based sales incentive programs and determined that our policy was not a significant accounting policy as it was deemed not to be material. Under Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies,” disclosure of accounting policies should identify and describe the accounting principles followed by the reporting entity and the methods of applying those principles that materially effect the determination of financial position, cash flows, or results of operations. The expense recorded for volume-based sales incentive programs was approximately 0.5% or less of income (loss) before income taxes for each of the three years ended July 31, 2006. As such, we believe these programs do not have a material effect on the financial position, cash flows, or results of operations and therefore did not require disclosure in significant accounting policies in the notes to the consolidated financial statements.

The Company follows the guidance in EITF 00-22, “Accounting for ‘Points’ and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future,” in accounting for its volume-based incentive programs. Specifically, the Company accrues the estimated cost, net of forfeitures, of providing future services as incentives are earned by its guests as the value of the incentive is insignificant in relation to the value of the transaction necessary to earn the incentive.

10. Put and Call Options

Comment 4: We note that beginning August 1, 2007, and each year thereafter, GSSI will have the right to put 100% of its remaining interest in SSV to your company during certain periods of each year. We also note that the dollar amount for which GSSI’s put option may be settled appears to be variable, given that the option price is based upon the trailing twelve month EBITDA of SSV for the fiscal period ended prior to the commencement of the put period. As such, in future filings, please disclose the estimated price at which the put option could be expected to be settled on the balance sheet date.

Response 4: In future filings, the Company will disclose the estimated price at which the put option could be expected to be settled as of the balance sheet date.

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 303-404-1802.

Sincerely,

/s/ Jeffrey W. Jones

Jeffrey W. Jones
Senior Executive Vice President and
Chief Financial Officer